Heritage Commerce Corp
224 Airport Parkway
San Jose, California 95110

November 9, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Heritage Commerce Corp Registration Statement on Form S-3 Filed November 7, 2022 File No. 333-268202

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Heritage Commerce Corp hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective on November 10, 2022, at 12:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

We request that the staff notify us of the effective date and time by a telephone call to Mark A. Bonenfant of Buchalter, A Professional Corporation, at (213) 359-2497.

Thank you for your cooperation.

Sincerely,

HERITAGE COMMERCE CORP

By:	/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President and Chief Financial Officer